UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	May 31, 2017
Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO		WORK LOCATION
RiverNorth Opportunities Fund, Inc.		46-4084978	333-169317
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
325 North LaSalle Street, Suite 645		Chicago	Illinois	60654	312-832-1440

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
RiverNorth Capital Management, LLC	Subadviser	325 N. LaSalle Street, Suite 645		Chicago	IL	60654

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See instr. 3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Common	Wayne Hummer Investments, LLC 231 South LaSalle Street, 13th Floor Chicago, IL 60604		37,551	757,779	3,755,155.00	05/08/2017	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer's telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person's relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person's address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common	12/29/2015	Shares Purchased at IPO	Issuer	375000	12/29/2015	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
RiverNorth Capital Management, LLC 325 N. LaSalle Street, Suite 645, Chicago, IL 60654	RiverNorth Opportunities Fund	04/20/2017	500	10000
RiverNorth Capital Management, LLC 325 N. LaSalle Street, Suite 645, Chicago, IL 60654	RiverNorth Opportunities Fund	04/24/2017	1000	19990
RiverNorth Capital Management, LLC 325 N. LaSalle Street, Suite 645, Chicago, IL 60654	RiverNorth Opportunities Fund	04/24/2017	1000	19950

EXPLANATION OF RESPONSES:

REMARKS:  3(c) above reflects the number of shares to be sold over the next 3 months.  3(d) above reflects opening market price of $20.18 as of May 4, 2017.  3(f) above reflects anticipated date of first sale.  Table II above reflects the last 3 transactions, please see attached for a complete list of securities sold during the past 3 months.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

5/5/2017	/s/Marcus Collins, General Counsel & Chief Compliance Officer
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)

Securities Sold During The Past 3 Months
Trade Date	Action	Symbol	Price	Shares	Principal
2/6/2017	Sell	RIV	$19.83	500	$9,915.00
2/10/2017	Sell	RIV	$19.87	500	$9,935.00
2/10/2017	Sell	RIV	$19.90	262	$5,213.80
2/13/2017	Sell	RIV	$20.05	200	$4,010.00
2/17/2017	Sell	RIV	$19.81	499	$9,885.19
2/27/2017	Sell	RIV	$19.85	1000	$19,834.67
2/27/2017	Sell	RIV	$19.90	500	$9,950.00
3/8/2017	Sell	RIV	$19.6487	1500	$29,473.05
3/8/2017	Sell	RIV	$19.6741	1500	$29,511.15
3/9/2017	Sell	RIV	$19.6700	1800	$35,406.00
3/9/2017	Sell	RIV	$19.6208	1300	$25,507.04
3/9/2017	Sell	RIV	$19.7000	100	$1,970.00
3/21/2017	Sell	RIV	$19.6001	1000	$19,600.10
3/21/2017	Sell	RIV	$19.6001	1000	$19,600.10
3/30/2017	Sell	RIV	$19.6000	1000	$19,600.00
3/30/2017	Sell	RIV	$19.6000	898	$17,600.80
3/31/2017	Sell	RIV	$19.7200	1500	$29,580.00
4/3/2017	Sell	RIV	$19.6500	500	$9,825.00
4/3/2017	Sell	RIV	$19.6500	1000	$19,650.00
4/4/2017	Sell	RIV	$19.7508	1000	$19,750.80
4/4/2017	Sell	RIV	$19.7500	100	$1,975.00
4/5/2017	Sell	RIV	$19.7101	1000	$19,710.10
4/5/2017	Sell	RIV	$19.7100	1000	$19,710.00
4/7/2017	Sell	RIV	$19.7600	1000	$19,760.00
4/7/2017	Sell	RIV	$19.8000	1000	$19,800.00
4/7/2017	Sell	RIV	$19.8200	136	$2,695.52
4/10/2017	Sell	RIV	$19.8500	1000	$19,850.00
4/11/2017	Sell	RIV	$19.8900	1000	$19,890.00
4/11/2017	Sell	RIV	$19.9100	1000	$19,910.00
4/11/2017	Sell	RIV	$19.9500	1200	$23,940.00
4/12/2017	Sell	RIV	$20.0000	1000	$20,000.00
4/13/2017	Sell	RIV	$19.7860	1000	$19,786.00
4/13/2017	Sell	RIV	$19.8000	1000	$19,800.00
4/13/2017	Sell	RIV	$19.8500	1200	$23,820.00
4/17/2017	Sell	RIV	$19.9000	100	$1,990.00
4/17/2017	Sell	RIV	$19.7900	1000	$19,790.00
4/19/2017	Sell	RIV	$19.80102	1000	$19,801.02
4/19/2017	Sell	RIV	$19.8300	600	$11,898.00
4/20/2017	Sell	RIV	$19.9300	1500	$29,895.00
4/20/2017	Sell	RIV	$20.0000	500	$10,000.00
4/24/2017	Sell	RIV	$19.9900	1000	$19,990.00
4/24/2017	Sell	RIV	$19.9500	1000	$19,950.00